UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

R. Bruce Cameron c/o Berkshire Capital Securities LLC 535 Madison Avenue, 19th Floor New York, New York 10022 Tel No. (212) 207-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109		Page 1 of 6
1		NAMES OF REPORTING PERSONS. R. Bruce Cameron
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,501
	8	SHARED VOTING POWER 1,001,250
	9	SOLE DISPOSITIVE POWER 222,501
	10	SHARED DISPOSITIVE POWER 1,001,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,223,751
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%**
14		TYPE OF REPORTING PERSON (See instructions) IN

**Based on 15,039,244 shares of Common Stock outstanding as of October 7, 2009 as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 8, 2009, calculated in accordance with Rule 13d-3(d).

CUSIP No. 42982Y109		Page 2 of 6
1		NAMES OF REPORTING PERSONS. Broad Hollow LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,001,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,001,250
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,250
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%**
14		TYPE OF REPORTING PERSON (See instructions) PN

**Based on 15,039,244 shares of Common Stock outstanding as of October 7, 2009 as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 8, 2009, calculated in accordance with Rule 13d-3(d).

SCHEDULE 13D

This Schedule 13D relates to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”), by R. Bruce Cameron and Broad Hollow LLC, a Delaware limited liability company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 999 Eighteenth Street, Suite 3000, Denver, Colorado 80202.

ITEM 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of the following persons: (i) R. Bruce Cameron, a United States citizen (“Cameron”), and Broad Hollow LLC, a Delaware limited liability company (“Broad Hollow” and, together with Cameron, the “Reporting Persons”).

The business address of each of the Reporting Persons is c/o Berkshire Capital Securities LLC, 535 Madison Avenue, 19th Floor, New York, New York 10022.

Mr. Cameron is the Managing Member of Broad Hollow, which was formed to hold an investment in the Issuer. Mr. Cameron is the Chairman of the Board of the Issuer. Mr. Cameron is also the president and chief executive officer of Berkshire Capital Securities LLC. The business address of Berkshire Capital Securities LLC is 535 Madison Avenue, 19th Floor, New York, New York 10022.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

On August 1, 2005, prior to the initial public offering of the Issuer, (i) Mr. Cameron purchased 150,000 shares of Common Stock and (ii) Broad Hollow purchased 675,000 shares of Common Stock, in each case at an average purchase price of approximately $0.0167 per share. The number of shares owned by Mr. Cameron and Broad Hollow increased to 172,500 and 776,250, respectively, following the Issuer’s declaration of a stock dividend of 0.15 shares of Common Stock for each outstanding share of Common Stock. Immediately prior to the Issuer’s initial public offering in January 2006, Mr. Cameron and Broad Hollow purchased 16,667 and 75,000, respectively, units of the Issuer, each unit consisting of one share of Common Stock and two warrants, each warrant to purchase one share of Common Stock of the Issuer (each a “Warrant”).

On October 5, 2009, Mr. Cameron exercised 33,334 Warrants at an exercise price of $5.00 per Warrant. On October 5, 2009, Broad Hollow (i) received 150,000 Warrants and $750,000 pursuant to the Exchange Agreement (as defined in Item 6) in exchange for 150,000 shares of Common Stock and (ii) exercised 300,000 Warrants at an exercise price of $5.00 per Warrant.

In each transaction described in this Item 3, the source of funds used in such transaction by Mr. Cameron was personal funds. In each transaction described in this Item 3, except for the Exchange Agreement which involved an exchange of securities held by Broad Hollow, the source of funds used in such transaction by Broad Hollow was working capital.

ITEM 4. Purpose of Transaction.

The shares of Common Stock held by the Reporting Persons were acquired for the purpose of investment. Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

The percentages of outstanding shares of Common Stock of the Issuer reported in this Item 5 are based on the assumption that there are 15,039,244 shares of Common Stock outstanding as of October 7, 2009 as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2009.

(a)	Amount Beneficially Owned by each Reporting Person and Percent of Class:

Mr. Cameron is the beneficial owner of 1,223,751 shares of Common Stock, or 8.1% of the outstanding Common Stock of the Issuer. Broad Hollow is the beneficial owner of 1,001,250 shares of Common Stock, or 6.7% of the outstanding Common Stock of the Issuer. Mr. Cameron disclaims all beneficial ownership of the shares of Common Stock held by Broad Hollow, except to the extent of his pecuniary interest in such shares of Common Stock.

(b)	Voting and Dispositive Power:

Mr. Cameron has sole voting and dispositive power with respect to 222,501 shares of Common Stock. The Reporting Persons have shared voting and dispositive power with respect to 1,001,250 shares of Common Stock.

(c)	Other Transactions:

Other than the transactions described in this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d)	Interests of Other Persons:

Not applicable

(e)        Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 5, 2009, Broad Hollow entered into a Exchange Agreement (the “Exchange Agreement”) with White Sand Investor Group, L.P. (“White Sand”). Pursuant to the terms of the Exchange Agreement, Broad Hollow transferred 150,000 shares of Common Stock to White Sand in exchange for $750,000 and 150,000 Warrants.

The foregoing description of the Exchange Agreement is qualified in its entirety by the Exchange Agreement which is attached hereto as Exhibit 1 and is incorporated herein by reference.

The Reporting Persons have executed a Jointing Reporting Agreement dated October 14, 2009, which is attached hereto as Exhibit 2 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreement described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

The information set forth in this Item 6 is qualified in its entirety by reference to the Exchange Agreement (Exhibit 1 hereto) and the Joint Reporting Agreement (Exhibit 2 hereto).

ITEM 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1	Exchange Agreement, dated October 5, 2009, among Broad Hollow LLC and White Sand Investor Group, L.P.
Exhibit 2	Joint Reporting Agreement dated October 14, 2009 among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2009

/s/ R. Bruce Cameron

R. Bruce Cameron

Broad Hollow LLC

By: /s/ R. Bruce Cameron

Name: R. Bruce Cameron
Title:	Managing Member

Exhibit 2

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of Highbury Financial Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: October 14, 2009

/s/ R. Bruce Cameron

R. Bruce Cameron

Broad Hollow LLC

By: /s/ R. Bruce Cameron

Name: R. Bruce Cameron
Title:	Managing Member